Filed Pursuant to Rule 433
File No. 333-147725
February 18, 2009

Canadian National Railway Company

Issuer:	Canadian National Railway Company

Security Type:	5.55% Notes due 2019

Size:	US$550,000,000

Maturity:	March 1, 2019

Coupon:	5.55% per annum, accruing from February 25, 2009

Price to Public:	98.881% of face amount

Yield to maturity:	5.698%

Spread to Benchmark Treasury:	+295 bp

Benchmark Treasury:	2.750% due February 15, 2019

Benchmark Treasury Price and Yield:	100-00+ 2.748%

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2009

Redemption:	At any time at a discount rate of Treasury plus 50 basis points

Trade Date:	February 18, 2009

Settlement Date:	(T+5); February 25, 2009

Ratings:	A3 /A- /A (low)

Underwriters:
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Banc of America Securities LLC
BMO Capital Markets Corp.
BNP Paribas Securities Corp.
RBC Capital Markets Corporation
Scotia Capital (USA) Inc.
Wachovia Capital Markets, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.   Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc., toll free, at (877) 858-5407 or J.P. Morgan Securities Inc., collect, at (212) 834-4533.

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